Exhibit 99.1

Zhongchao Inc. Promotes Standardized Liver Cancer Diagnosis and Treatment with Medical Associations and Experts

Shanghai, China, Jan. 13, 2021 /PRNewswire/-- Zhongchao Inc. (NASDAQ: ZCMD) (“Zhongchao” or the “Company”), a healthcare services company offering patient management, online healthcare information, professional training and educational services, today announced that it co-sponsored the National Annual Conference for Standardized Liver Cancer Diagnosis and Treatment (the “Annual Conference”) with China Association of Health Promotion and Education and Chinese Society of Liver Cancer.

In 2020, Zhongchao worked with medical associations and experts to jointly carry out a multi-year online education project on the diagnosis and treatment of primary liver cancer. This project aims to promote and implement the Guidelines for Diagnosis and Treatment of Primary Liver Cancer in China (2019 Edition) (the “Guidelines”) published by the National Health Commission of the People’s Republic of China. Based on the professional interpretation and through its online platform, Zhongchao facilitated training and implementation of the Guidelines in over 200 cities for more than half a million medical professionals. The Annual Conference provided a timely platform for us to review last year’s trainings on the standardized liver cancer diagnosis and treatment. Participants of the Annual Conference boasted seven fellows of Chinese Academy of Sciences, two renowned professors and five executive chairmen from the editorial board of the Guidelines. They led and joined discussions about clinical experience and benefits of the Guidelines, and ways to improve and update the Guidelines.

Jia Fan, Chinese Academy of Sciences Fellow, President of Zhongshan Hospital at Fudan University, and General Supervisor of the Guidelines, stated in the Annual Conference, “prolonging patients’ life is the most pressing issue in the field of liver cancer treatment in China. We draft and continuously update the Guidelines based on research developments and lead doctors’ clinical practice. We collect practitioners’ feedback on clinical application, such as the actual effects of standardized diagnosis and treatment of liver cancer patients, to ensure that the Guidelines are adjusted and updated to adapt to China’s evolving environment and doctors and patients’ real needs.”

Weiguang Yang, Chairman and Chief Executive Officer of Zhongchao, commented, “Every update of the Guidelines reflects experience and data contributed by many medical experts and clinical practitioners. The Guidelines will undergo a new round of update in 2021 to meet the demand of rapid developments in liver cancer diagnosis and treatment in recent years. Zhongchao’s job is to utilize its innovative training platform to promote effective and efficient implementation of the Guidelines. We will continue working with medical associations to help clinical practitioners, especially the primary doctors, understand the Guidelines quickly and accurately. Their better and more accurate application of the Guidelines in clinical practice will eventually benefit the patients.”

About Zhongchao Inc.

Incorporated in 2012 with headquarter offices in Shanghai and Beijing, China, Zhongchao Inc. is an online provider of healthcare information, professional training and educational services to healthcare professionals under its “MDMOOC” platform (www.mdmooc.org) and to the public under its “Sunshine Health Forums” platform (www.ygjkclass.com) in China. The Company also offers patient management services under its “Zhongxun” platform (www.zhongxun.online). More information about the Company can be found at its investor relations website at http://izcmd.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the professional training and educational services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC, the length and severity of the recent coronavirus outbreak, including its impacts across our business and operations.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company: Pei Xu, CFO

Email: xupei@mdmooc.org

Phone: +86 21-3220-5987

Investor Relations: Sherry Zheng

Weitian Group LLC

Email: shunyu.zheng@weitian-ir.com

Phone: +1 718-213-7386